82-34645

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6833



AM MAIN

NADA, 2
PAÑA

1-6-1 ROPPONGI
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File No. 82-5134

April 8, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated April 1, 2005 regarding material fact;
2. Letter to CONASEV, dated March 1, 2005, regarding the merger;
3. Letter to CONASEV, dated March 28, 2005, regarding the resolutions of the Board of Directors;
4. Letter to CONASEV, dated March 30, 2005, containing those resolutions;
5. Annual Report for 2004.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

(Enclosure)

Lauren Macioce
Legal Assistant

4/11

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to CONASEV, dated April 1, 2005 regarding material fact;
–Letter to CONASEV, dated March 1, 2005, regarding the merger;
–Letter to CONASEV, dated March 28, 2005, regarding the resolutions of the Board of Directors;
–Letter to CONASEV, dated March 30, 2005, containing those resolutions;
–Annual Report for 2004.

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

Lima, 1 de abril de 2005

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES – CONASEV
Presente.-

Ref. : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV No. 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que mediante Sesión de Directorio celebrada el día de hoy, 1 de abril de 2005, los señores directores de nuestra subsidiaria, Telefónica Móviles S.A.C., han adoptado el siguiente acuerdo:

1. Aprobar la postergación de la fecha de entrada en vigencia de la fusión de Comunicaciones Móviles del Perú S.A. con Telefónica Móviles S.A.C. acordada en la Junta General de Accionistas de fecha 28 de febrero de 2005, hasta el 01 de mayo de 2005. La referida fecha de entrada en vigencia estará condicionada a que el Ministerio de Transportes y Comunicaciones autorice la transferencia de las concesiones, las asignaciones de espectro y demás títulos habilitantes de los que es titular Telefónica Móviles S.A.C. a favor de Comunicaciones Móviles del Perú S.A.

Sin otro particular, quedamos de ustedes.

Atentamente,

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Elizabeth Galdo Marín
Representante Bursátil

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 1 de marzo de 2005

TM-925-A-160- 05

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES – CONASEV
Av. Santa Cruz No. 315
Miraflores.-

Att. : Sr. Oscar Remigio Lozán Luyo
Gerente General

Ref. : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, aprobado por Resolución CONASEV No. 107-2002-EF/94.10, cumplimos con comunicarles, en calidad de Hecho de Importancia que, por Junta General de Accionistas de Telefónica Móviles S.A.C., empresa subsidiaria de Telefónica Móviles Perú Holding S.A.A. celebrada el día 28 de febrero de 2005, los señores accionistas de Telefónica Móviles S.A.C. adoptaron los siguientes acuerdos:

1. **Fusión por absorción:**

1.1. Se aprobó el Proyecto de Fusión de la Sociedad, aprobado por el Directorio en sesión de fecha 16 de febrero de 2005.

1.2. Se aprobó la fusión por la cual COMUNICACIONES MÓVILES DEL PERÚ S.A. absorberá a TELEFÓNICA MÓVILES S.A.C., por lo que el patrimonio de ésta última será incorporado al patrimonio de COMUNICACIONES MÓVILES DEL PERÚ S.A., de esta manera TELEFÓNICA MÓVILES S.A.C. se extinguirá en mérito de la fusión, sin necesidad de liquidarse.

1.3. Se aprobó que la fecha de entrada en vigencia de la fusión será el 01 de abril de 2005, la misma que, sin embargo, se encuentra condicionada a que el Ministerio de Transportes y Comunicaciones autorice la transferencia de las concesiones, de las asignaciones de espectro y demás títulos habilitantes de los que es titular TELEFÓNICA MOVILES S.A.C. a favor de COMUNICACIONES MOVILES DEL PERU S.A. que se producirá como consecuencia de la fusión de ambas empresas. En el supuesto que al 01 de abril de 2005 no se hubieran obtenido las autorizaciones antes referidas o si éstas no hubieran sido conferidas en términos satisfactorios a criterio de los Directorios de ambas empresas, éstos quedan facultados para posponer la fecha de entrada en vigencia de la fusión o para proponer a las respectivas Juntas Generales de Accionistas, de ser el caso, la cancelación de la operación.

1.4. Se acordó encargar al Directorio de la Sociedad la formulación del balance de apertura a que se refiere el artículo 354° de la Ley General de Sociedades. Asimismo, se encarga al Directorio de la Sociedad la publicación de los acuerdos de fusión a que se refiere el artículo 355° de la Ley General de Sociedades.

1.5 Se acordó encargar al Directorio los trámites necesarios para la inscripción de la fusión. Asimismo, los señores accionistas acordaron por unanimidad encargar y facultar al Directorio para que tome todas las providencias necesarias para la elevación a escritura pública del acuerdo de fusión adoptado, incluyendo las publicaciones mencionadas en el artículo 355° de la Ley General de Sociedades, así como para efectuar cualquier trámite, acto o documento necesario para que se inscriba la fusión.

1.6 Los criterios utilizados para la valorización del activo y calificación del pasivo de TELEFÓNICA MÓVILES S.A.C. y de COMUNICACIONES MÓVILES DEL PERÚ S.A. para determinar la relación de intercambio y de canje –valorización realizada por BBVA Continental Sociedad Agente de Bolsa S.A.- han sido acompañados al proyecto de fusión, el mismo que ha sido comunicado al mercado mediante hecho de importancia de fecha 17 de febrero de 2005.

2. **Relación de canje**:

2.1. Se aprobó la relación de canje de las acciones de COMUNICACIONES MOVILES DEL PERU S.A. con las acciones de TELEFONICA MOVILES S.A.C., mediante la cual los accionistas de TELEFÓNICA MÓVILES S.A.C. obtendrán 18,4 acciones aproximadamente (18,3745738260 con precisión de decimales) de COMUNICACIONES MÓVILES DEL PERU S.A. por cada acción de TELEFÓNICA MÓVILES S.A.C.

2.2. Para efectos de la distribución de las acciones, en caso corresponda fracciones de acciones y la fracción resulte igual o mayor a 0,5, se redondeará al entero y se entregará una acción, y en caso que la fracción resulte menor a 0,5, no se redondeará al entero y en consecuencia no se entregará la acción.

2.3. En el caso que algún accionista ejerza su derecho de separación, la Sociedad deberá valorar las respectivas acciones para efectos de su reembolso, aplicando lo establecido en el artículo 200° de la Ley General de Sociedades.

Sin otro particular, quedamos de ustedes.

Atentamente,

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Elizabeth Galdo Marín
Representante Bursátil

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 28 de marzo de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el día de hoy el Directorio de Telefónica Móviles Perú Holding S.A.A. acordó hacer suyas las mociones que fueran formuladas por quien suscribe la presente en ejercicio de facultades conferidas. Cabe señalar que las referidas mociones serán sometidas a la consideración de la Junta Obligatoria Anual de Accionistas a celebrarse el día de mañana y fueron oportunamente registradas como hecho de importancia ante vuestra institución.

Asimismo, el referido Directorio efectuó algunas precisiones no materiales en una de las secciones de la Memoria Anual 2004, por lo que la misma, será puesta en consideración de la Junta General de accionistas el día de mañana (martes 29 de marzo de 2005) para su respectiva aprobación.

Adjuntamos a la presente, la redacción de la Memoria Anual 2004 con las precisiones no materiales señaladas en el párrafo anterior.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 30 de marzo de 2005

TM-925-A-0210- 05

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el día de ayer-29 de marzo de 2005- la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. llegó a los siguientes acuerdos:

- La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda aprobar la gestión social y los resultados económicos del ejercicio 2004, los mismos que se expresan en la Memoria Anual y Estados Financieros individuales y consolidados respectivamente.

- La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda:

    - Aprobar que el íntegro de las utilidades netas de Telefónica Móviles Perú Holding S.A.A. correspondientes al ejercicio 2004, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la Junta General de Accionistas del 5 de noviembre de 2001.
    - De conformidad con la política de dividendos aprobada en la Junta General de Accionistas de fecha 5 de noviembre de 2001, facultar al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta General para el ejercicio 2005, autorizándolo a tal fin a señalar las fechas de corte, registro y entrega respectivas.

- La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda aprobar y establecer en seis el número de integrantes del Directorio y designar a los siguientes directores titulares y sus respectivos alternos de conformidad con lo siguiente:

    - Director Titular señor Javier Nadal Ariño identificado con Carné de extranjería N° 62149;
    - Director Titular señor Juan Revilla Vergara identificado con documento nacional de identidad N° 08234014;
    - Director Titular señor Félix Ivorra Cano, identificado con pasaporte N° V-250982/E ; y como su respectivo alterno el señor Antonio Amadeo Melguizo Alvaro identificado con pasaporte N° 22636244-N;
    - Director Titular señor José Molés Valenzuela, identificado con pasaporte N° 9800006; y como su respectivo alterno, el señor César Augusto Linares Rosas, identificado con documento nacional de identidad N° 08237731;
    - Director Titular señor Fernando Abella García, identificado con pasaporte N° 09744332; y como su respectivo alterno, el señor Maurizio Falá, identificado con Carné de extranjería 79629; y
    - Director Titular, señor José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° 62114; y como su respectivo alterno, el señor Séneca Gustavo de la Puente Estremadoyro, identificado con documento nacional de identidad N° 06417179.

- La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba mantener como retribución de los directores para el ejercicio económico 2005, la fijada en la Junta General de Accionistas del 5 de noviembre de 2001.

- La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba delegar en el Directorio la designación de los auditores externos para el ejercicio económico 2005.

Adjunto a la presente se servirá encontrar las mociones aprobadas y los Estados Financieros consolidados auditados que fueron materia de aprobación por parte de la Junta. Cabe destacar que no ha habido variación en los Estados Financieros Individuales y Consolidados que fueran informados a CONASEV en calidad de hecho de importancia, el 18 de febrero de 2005.

Asimismo, se adjunta a la presente la Memoria Anual 2004 aprobada por Junta Obligatoria Anual de Accionistas, la cual contiene las precisiones no materiales comunicadas a CONASEV en calidad de hecho de importancia, el 29 de marzo de 2005.

Sin otro particular, quedamos de ustedes.

Atentamente,

File No. 82-5134

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 1

APROBACIÓN DE LA GESTIÓN SOCIAL Y DE LOS RESULTADOS ECONÓMICOS DEL EJERCICIO 2004

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conformidad con lo establecido en el artículo 221 de la Ley General de Sociedades, el Directorio de la Sociedad ha formulado la Memoria Anual, y los Estados Financieros del ejercicio 2004.

Que de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas pronunciarse sobre la gestión social y los resultados económicos de la Sociedad expresados en los estados financieros.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda aprobar la gestión social y los resultados económicos del ejercicio 2004, los mismos que se expresan en la Memoria Anual y Estados Financieros individuales y consolidados respectivamente.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 2

APLICACIÓN DE UTILIDADES

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas .

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas resolver sobre la aplicación de las utilidades que se hubiesen obtenido en el ejercicio.

Que, como resultado de la gestión social correspondiente al año 2004 se ha obtenido una utilidad neta de S/ 4,186 miles de nuevos soles, luego de detraídos los impuestos de ley correspondientes.

Que, en aplicación de lo establecido en el artículo 229° de la Ley General de Sociedades, un mínimo de 10% de la utilidad del ejercicio, deducido el impuesto a la renta, debe ser destinado a la reserva legal hasta que ésta alcance un monto igual a la quinta parte del capital social, lo cual ha sido debidamente contemplado en el Balance General y en los resultados económicos del ejercicio 2004 aprobados en el punto 1 del Orden del día de la presente Junta.

Que, para efectos de desarrollar el Plan de Inversiones previsto para el presente ejercicio, se ha estimado conveniente mantener el íntegro de las utilidades netas obtenidas en la cuenta de Resultados Acumulados, pudiendo la Junta en forma posterior resolver sobre su aplicación;

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda:

- Aprobar que el íntegro de las utilidades netas de Telefónica Móviles Perú Holding S.A.A. correspondientes al ejercicio 2004, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la Junta General de Accionistas del 5 de noviembre de 2001.

- De conformidad con la política de dividendos aprobada en la Junta General de Accionistas de fecha 5 de noviembre de 2001, facultar al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta General para el ejercicio 2005, autorizándolo a tal fin a señalar las fechas de corte, registro y entrega respectivas.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 3

ELECCIÓN DE LOS MIEMBROS DEL DIRECTORIO (DIRECTORES TITULARES Y ALTERNOS)

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conformidad con lo establecido en el artículo 24 del Estatuto Social corresponde a la Junta General de Accionistas resolver sobre el número de directores a elegirse para el presente período.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta General de Accionistas elegir a los miembros del Directorio.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba establecer en seis el número de integrantes del Directorio y designar a los siguientes directores titulares y sus respectivos alternos de conformidad con lo siguiente:

- Director Titular señor Javier Nadal Ariño identificado con Carné de extranjería N° 62149;
- Director Titular señor Juan Revilla Vergara identificado con documento nacional de identidad N° 08234014;
- Director Titular señor Félix Ivorra Cano, identificado con pasaporte N° V- 250982/E ; y como su respectivo alterno el señor Antonio Amadeo Melguizo Alvaro identificado con pasaporte N° 22636244-N;
- Director Titular señor José Molés Valenzuela, identificado con pasaporte N° 9800006; y como su respectivo alterno, el señor César Augusto Linares Rosas, identificado con documento nacional de identidad N° 08237731;
- Director Titular señor Fernando Abella García, identificado con pasaporte N° 09744332; y como su respectivo alterno, el señor Maurizio Falá, identificado con Carné de extranjería 79629; y
- Director Titular, señor José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° 62114; y como su respectivo alterno, el señor Séneca Gustavo de la Puente Estremadoyro, identificado con documento nacional de identidad N° 06417179.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 4

RETRIBUCIÓN DEL DIRECTORIO

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas fijar la retribución de los Directores.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba mantener como retribución de los directores para el ejercicio económico 2005, la fijada en la Junta General de Accionistas del 5 de noviembre de 2001.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 5

DELEGAR FACULTADES EN EL DIRECTORIO PARA LA DESIGNACIÓN DE AUDITORES EXTERNOS

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria anual de Accionistas.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas designar o delegar en el Directorio la designación de los auditores externos de la empresa.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba delegar en el Directorio la designación de los auditores externos para el ejercicio económico 2005.

File No. 82-5134

Telefónica

Móviles

Telefónica Móviles Perú Holding S.A.A. Memoria Anual **2004**

Declaración de responsabilidad:

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Telefónica Móviles Perú Holding S.A.A. durante el año 2004. Sin perjuicio de la responsabilidad que compete al emisor, el firmante se hace responsable por su contenido conforme a los dispositivos legales aplicables.

Javier Manzanares Gutiérrez
Gerente General

Lima, febrero 2005.

ÍNDICE

Carta del presidente a los accionistas 4

Variables significativas 6

Entorno económico y perspectivas 8

Aspectos societarios 12

- Reseña histórica 13
- Reorganización societaria 13
- Grupo económico 15
- Estructura de filiales 17
- Hechos relevantes 17
- Tratamiento tributario 18
- Procesos legales 19

Capital intelectual 20

- Composición del Directorio al 31 de Diciembre de 2004 20
- Currícula de los miembros del directorio 20
- Alta dirección y ejecutivos 23

Análisis y discusión de los resultados 24

- Estado de Resultados 25
- Balance General 25
- Responsable de la información financiera 26

Telefónica Móviles Perú Holding S.A.A. y sus accionistas 27

- Estructura de la propiedad 27
- Distribución accionaría 27
- Acción de Telefónica Móviles Perú Holding S.A.A. 28
- Capitalización Bursátil 30

Cuestionario Gobierno Corporativo 31

Fuentes de información 45

Carta del presidente a los accionistas

Señores accionistas:

Me complace dirigirme a ustedes como Presidente de Telefónica Móviles Perú Holding para presentarles la Memoria Anual correspondiente año 2004.

El 2004 fue un año que se caracterizó por la intensa competencia y la aceleración del crecimiento de la telefonía celular. La penetración se situó en 14,7% es decir, 4p.p más que al cierre del año anterior. En este contexto, Telefónica Móviles S.A.C. – operador local de telefonía celular del Grupo Telefónica cuyo principal accionista es la Sociedad - consolidó su posición de líder con una participación de mercado de 51,9%, registró un incremento de 41% en su parque, y alcanzó una base de 2,1 millones de clientes.

Lineamientos estratégicos

El liderazgo obtenido es el resultado de la gestión empresarial emprendida en tres frentes de acción: la relación con los clientes, la cohesión interna y el desarrollo de las telecomunicaciones en el país.

Se busca una sólida relación con los clientes a través de una transformación comercial profunda de la organización, lo que ha demandado reforzar las mejores prácticas y capacidades y la cultura comercial, sobre la base de valores de fidelidad y confianza.

Se persigue una cohesión interna, a través de la comunicación abierta, con mensajes sintéticos y medios efectivos que permiten mejorar la gestión del personal, así como la divulgación de criterios éticos y valores corporativos de fidelidad y confianza.

Además, se ejerce el compromiso de la empresa con el desarrollo de las telecomunicaciones en el Perú, como vía segura y eficiente para aumentar el potencial de crecimiento de la economía del país.

En este contexto, en octubre 2004 Telefónica Móviles S.A. cerró la adquisición de Bellsouth Perú, lo que significa un paso más en el compromiso que tiene el Grupo Telefónica con el país, para situarlo a la vanguardia de las telecomunicaciones en el ámbito latinoamericano.

La compañía se propone en el 2005 continuar el camino de acercamiento a los clientes para persistir en el incremento de su satisfacción. Esta política es parte de una estrategia vigorosa de todo el Grupo Telefónica.

Sea esta una oportunidad para expresar nuestro agradecimiento a los señores accionistas por la confianza depositada en nuestra empresa.

Javier Nadal Ariño
Presidente del directorio de Telefónica Móviles Perú Holding S.A.A.
Lima, 16 de febrero de 2005

Variables significativas

Del Mercado [1]


Líneas Móviles del Mercado (miles)
4 093
2 930
2 795
2 307
2 039
1 793
1 619
1 340
1 335
1 046
1297
891
688
464
1999
2000
2001
2002
2003
2004
Penetración del Mercado /100 habitantes
34,6
25,7
20,7
17,4
14,7
10,7
8,6
6,8
6,6
4,6
3,6
2,5
4,1
5,1
1999
2000
2001
2002
2003
2004
Lima
Provincias
País

(1) Líneas de mercado 1999-2003: Fuente Osiptel
Penetración Lima y Provincias: Fuente propia empresa

Telefónica Móviles S.A.C. (TM) [2]


Líneas Telefónica Móviles (miles)
2 125
1 507
1 239
1 299
1 087
898
911
712
743
761
826
628
595
497
478
344
270
216
1999
2000
2001
2002
2003
2004
Penetración Telefónica Móviles
/100 habitantes
16,1
11,5
9,7
9,7
8,3
6,7
7,7
5,5
4,6
4,1
3,5
2,8
4,2
3,1
2,5
1,8
1,5
1,2
1999
2000
2001
2002
2003
2004
Lima
Provincias
País

(2) Líneas Telefónica Móviles: Fuente propia empresa

Variables significativas

Cifras a fin de año y montos en miles de Nuevos Soles constantes al 31 de diciembre de 2004

	2 003	2 004	VAR. A/A
Estado de resultados			
Ingresos operativos	60 607	4 389	-92,8%
Utilidad operativa	60 342	4 125	-93,2%
EBITDA	60 342	4 125	-93,2%
Utilidad Neta	60 199	4 186	-93,0%
Balance General			
Total activos	998 760	940 791	-5,8%
Total pasivos	1 570	1 764	12,3%
Patrimonio	997 190	939 027	-5,8%
Número de acciones	356 770 987	356 770 987	0,0%
Ratios			
Margen EBITDA	99,6%	94,0%	-5,6%
Margen operativo	99,6%	94,0%	-5,6%
Margen neto	99,3%	95,4%	-4,0%
ROA	6,0%	0,4%	-92,6%
ROE	6,0%	0,4%	-92,6%

Magnitudes Operativas	**2002**	**2003**	**2004**
Lineas Telefónica Móviles (miles)	1 239	1 507	2 125
Penetración TM (líneas por habitante)	4,6	5,5	7,7

Entorno económico y perspectivas

De acuerdo con los analistas, el balance económico, a nivel país, de 2004 es básicamente positivo. En primer lugar, el Producto Bruto Interno (PBI) registró un crecimiento relativamente robusto (5.1%) y algunas cuentas externas alcanzaron niveles históricos (exportaciones US$ 12 547 millones, balanza comercial US$2 729 millones y reservas internacionales US$ 12 631 millones). Asimismo, se cumplió la meta de inflación (3.5%) y se redujo el déficit fiscal (desde 1.8% a 1.1% del PBI).

Por otra parte, el crédito se expandió y la morosidad bancaria cayó a su nivel más bajo en 22 años. Igualmente, algunas empresas tuvieron mayores utilidades, en particular, las del sector minero, lo que contribuyó a que la Bolsa de Valores de Lima alcanzara máximos históricos.

Este desempeño económico se sustentó principalmente en un entorno internacional bastante favorable. En 2004, la economía mundial creció a su mayor ritmo en casi 30 años. Ese dinamismo (en especial de China y Estados Unidos) generó un importante incremento de las cotizaciones internacionales de *commodities* que benefició al Perú.

Tales indicadores macroeconómicos, sin embargo, no se tradujeron en una mejora firme y generalizada de la economía familiar. En esa línea, el empleo en Lima Metropolitana creció apenas 2.8% respecto a 2003; sin embargo la población económicamente activa creció al mismo ritmo y por lo tanto no descendió la tasa de desempleo. Las remuneraciones presentaron en términos reales una ligera caída de -1.7%.

Resultados macroeconómicos

El PBI creció a 5.1%, la mayor expansión desde 1998 y se acumularon 42 meses consecutivos de crecimiento, lo que constituye una de las fases expansivas más largas de los últimos ciclos económicos del Perú. Sin embargo, la economía parece haber crecido por debajo del potencial abierto por incremento de los términos de intercambio (aumentaron 8.1% la mayor alza desde 1979).

El PBI fue impulsado, principalmente, por el dinamismo del sector exportador. La demanda interna, entre tanto, creció por debajo de ese indicador, aunque destacó el moderado

avance de la inversión privada que creció a su mayor ritmo desde 1998. En el lado sectorial, por segundo año consecutivo los sectores no primarios crecieron por encima de los primarios. El menor desempeño de los últimos se asocia principalmente a la sequía que afectó al sector agrícola. Sin embargo, cabe destacar que el sector pesquero tuvo un buen año, el sector minero registro los niveles de producción de cobre, oro y plata más elevados en los últimos 15 años, añosy el sector hidrocarburos comenzó a registrar importantes tasas de crecimiento tras el inicio de las operaciones de Camisea a mediados del año.

Dentro de los sectores no primarios, destacó el desempeño de la manufactura, no primaria que creció a su mayor ritmo desde 1996. Sobresalieron tanto las actividades orientadas a los mercados externos (textiles) como las ramas orientadas al mercado interno (productos lácteos, pinturas y barnices, y productos de tocador y limpieza, entre otros).

El crecimiento económico favoreció principalmente a la zona norte del país. Por ejemplo, mientras que los despachos de cemento cayeron 2.4% en el sur y crecieron 4.8% en el centro, en la zona norte el incrementó fue de 15.3%. Este dinamismo se debió, fundamentalmente, al crecimiento del sector pesquero y de las agro exportaciones y al desarrollo de algunos proyectos de inversión privada.

Por el lado de los precios, la inflación fue de 3.48%, el registro más alto de los últimos cuatro años, pero que estuvo dentro del rango objetivo del Banco Central: entre 1.5% y 3.5%. A lo largo del año se evidenciaron ciertas presiones inflacionarias debido a dos importantes "shocks" en la oferta: la sequía que afectó el precio de los productos agrícolas y el incremento de la cotización internacional del petróleo. Por su parte, el Índice de Precios al por Mayor (IPM) registró un incremento de 4.89%.

En cuanto a las finanzas públicas, el déficit fiscal habría cerrado en 1.1% del PBI (por debajo de la meta del gobierno: 1.4% del PBI). La recaudación tributaria alcanzó 13.4% del PBI, el registro más elevado en seis años en función a un crecimiento de los ingresos de 9.2% en términos reales. El ingreso de mayores recursos se debió al dinamismo económico, al combate contra la evasión y al incremento de las tasas y la creación de nuevos impuestos. Por ejemplo, en agosto de 2003 se incrementó el impuesto general a las ventas (IGV) de 18 a 19%, y en marzo de 2004 se creó el impuesto a las transacciones financieras (ITF). Por el lado del gasto, hubo una sub-ejecución durante la primera mitad del año que se corrigió en los meses posteriores.

La balanza comercial alcanzó un superávit histórico de US$ 2,729 millones, resultado que se sustentó principalmente en el importante crecimiento de alrededor de 40% tanto de las exportaciones tradicionales como no tradicionales. Dentro de las primeras destacó la evolución de las ventas de minerales, en especial del cobre. En cuanto a las segundas, los textiles y los productos agropecuarios fueron nuevamente los rubros más dinámicos.

La moneda nacional tuvo una tendencia apreciatoria que se explicó por la fortaleza de las cuentas externas junto con un paulatino proceso de desdolarización y la tendencia global de depreciación del dólar. En el año, el nuevo sol se apreció 5.2% (la mayor tasa desde 1960) y cerró en niveles de S/.3.283 por dólar, comportamiento que sorprendió al consenso de analistas quienes a principios de año esperaban una ligera depreciación.

Cabe señalar que el Banco Central de Reserva del Perú (BCR) compró US$ 2,340 millones (equivalente a casi todo el superávit comercial del año o 3.4% del PBI). Sin estas intervenciones, la apreciación de la moneda nacional podria haber sido mayor. Las compras del BCR elevaron las reservas internacionales netas (RIN) a un récord histórico de US$ 12 631 millones, equivalente a 15 meses de importaciones.

En noviembre, la clasificadora de riesgo *Fitch* elevó la calificación de la deuda soberana de largo plazo en moneda extranjera de BB- a BB, con lo que se ubicó a dos niveles del grado de inversión. En junio, *Standard and Poor's (S&P)* también elevó la calificación a BB. Ambas clasificadoras asignaron una categoría de "estable" al panorama de la economía peruana. En diciembre, el riesgo país llegó a ubicarse en niveles históricamente bajos favorecido por la tendencia regional y las buenas noticias provenientes de Fitch y S&P..

Perspectivas 2005

De acuerdo con la media de los analistas, 2005 se presenta como un año de crecimiento moderado, estabilidad de precios, fortaleza de la moneda nacional y alza de las tasas de interés locales, aunque en menor grado que las tasas internacionales. Sin embargo, el año no está exento de riesgos.

La encuesta de expectativas del BCR, realizada en enero de este año reveló que los analistas económicos eran relativamente optimistas. El consenso de analistas esperan una expansión del PBI de 4.5% para 2005. Sin embargo, la composición del crecimiento puede ser diferente, puesto que podría haber una desaceleración de los sectores no primarios

que sería parcialmente compensada por un mayor dinamismo de los sectores primarios ante el repunte del agro y Camisea. Con el crecimiento esperado del PBI en el 2005 se completarían siete años consecutivos de crecimiento, lo que no ocurría desde 1977.

Para 2005 el consenso de analistas espera que la inflación alcance 2.5% (punto medio del rango objetivo del BCR: 1,5% - 3,5%). Incluso, algunos analistas señalan que la cifra se ubicaría cerca del límite inferior de la meta, lo que tendría una serie de implicancias en la política monetaria: el BCR tendría que mantener o aumentar ligeramente su tasa de referencia en un contexto en el que las tasas de interés internacionales se elevarían.

El BCR ha modificado su proyección de cuenta corriente desde un déficit de 0.5% a un superávit de 0.5 % del PBI (sería el primer superávit desde 1979). Con ello se mantendrían la fortaleza de las cuentas externas y -en opinión de algunos analistas- las presiones apreciatorias sobre la moneda nacional, en especial durante la primera mitad del año.

De acuerdo con la encuesta de expectativas del BCR, el consenso de analistas financieros espera un tipo de cambio de S/.3.30 para fines de 2005. También sostienen que será complicado cumplir la meta de déficit fiscal del Gobierno: 1.0% del PBI.

Los principales riesgos del año estarían asociados principalmente a tres factores:

- La incertidumbre política vinculada al inicio de la campaña para las elecciones presidenciales y parlamentarias de abril de 2006. Asimismo, existe el riesgo de un ciclo político de gasto público.

- El deterioro del entorno internacional. La gradual desaceleración de la actividad económica global puede ser más abrupta de lo anticipado, lo que afectaría los términos de intercambio y la demanda mundial por productos de exportación peruanos. Una subida más rápida de las tasas de interés internacionales es otro factor de riesgo a monitorear.

- El impacto que tendría sobre la industria nacional exportadora la eliminación de cuotas al comercio global de textiles y confecciones, lo que beneficiará principalmente a China. Este factor podría ser de especial relevancia para el empleo urbano.

Producto Bruto Interno (PBI)
(Var. % real)


8.6
2.5
6.8
-0.6
0.9
2.8
0.3
4.9
3.8
5.1
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
* Encuesta de expectativas del Banco Central

Inflación y devaluación
(%)


Inflación
Devaluación
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Aspectos societarios

Telefónica Móviles Perú Holding S.A.A. es una sociedad organizada de acuerdo con las leyes de la República del Perú. Sus oficinas principales se encuentran ubicadas en la Avenida Juan de Arona 786, Piso 10, San Isidro, Lima, Perú.

El objeto de la Sociedad es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Todas las actividades que integran su objeto social pueden desarrollarse tanto en el Perú como en el extranjero, pudiendo efectuarse directamente por la Sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial.

El plazo de duración de la Sociedad es indeterminado y de acuerdo con su objeto social le corresponde el CIIU Nº 67120. Telefónica Móviles Perú Holding S.A.A. se encuentra inscrita en la Partida N° 11236211 del Registro de Personas Jurídicas de Lima.

Reseña histórica

Telefónica Móviles Perú Holding S.A.A. está organizada bajo la forma de sociedad anónima abierta. Fue constituida en la ciudad de Lima, mediante escritura pública de fecha 17 de noviembre de 2000, siendo sus socios fundadores Telefónica del Perú S.A.A. y Telefónica Soluciones Globales Holding S.A.C. El capital social al momento de la constitución fue de S/. 1 000,00, representado por el mismo número de acciones de Clase B, previéndose la posterior emisión de acciones de clases A-1 y C.

Como se mencionó, el objeto social principal de Telefónica Móviles Perú Holding S.A.A. es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad. Puede asimismo dedicarse a cualquier otra actividad comercial, siempre que la Junta General de Accionistas lo apruebe y coadyuve a la realización de los fines sociales.

Reorganización societaria

El 12 de enero de 2000 el Consejo de Administración de Telefónica, S.A. aprobó la reestructuración organizativa y funcional de la compañía con la finalidad de crear negocios globales a través de la transferencia de determinadas líneas de negocio por parte de las operadoras del Grupo en los distintos países de América Latina a las empresas matrices de los mismos en España.

Como parte de dicha reestructuración organizativa y funcional, se diseñaron y adoptaron los acuerdos societarios orientados a la segregación e integración vertical de las líneas de negocio. De esta forma, las Juntas Generales de Accionistas de Telefónica Móviles Perú

Holding S.A.A, Telefónica Data Perú S.A.A., Telefónica del Perú S.A.A. y Telefónica Data Perú S.A.C. aprobaron el proyecto de reorganización múltiple de Telefónica del Perú.

Dicha operación societaria, que entró en vigencia el 1 de enero de 2001, implicó la segregación de tres bloques del patrimonio de Telefónica del Perú S.A.A., dos de los cuales se transfirieron bajo la figura de la escisión a las sociedades Telefónica Móviles Perú Holding S.A.A. y Telefónica Data Perú S.A.A., en tanto que el tercero se aportó en vía de reorganización simple a la sociedad Telefónica Publicidad e Información Perú S.A.C. El bloque patrimonial transferido a Telefónica Móviles Perú Holding S.A.A. estuvo conformado por las inversiones que Telefónica del Perú S.A.A. poseía en Telefónica Móviles S.A.C. –concesionaria del servicio de telefonía móvil celular-.

En igual sentido, tal operación implicó la fusión por absorción por parte de Telefónica Data Perú S.A.A. a Telefónica Data Perú S.A.C, empresa concesionaria de los servicios portadores en el ámbito local, nacional e internacional, cuyos bienes y relaciones jurídicas en su integridad fueron asumidos en bloque y a título universal por la primera.

Como resultado de la reorganización múltiple, el capital social de Telefónica Móviles Perú Holding S.A.A. se incrementó de S/. 1 000,00 –monto del capital social al momento de su constitución- a S/. 356 770 987,00. De acuerdo con lo establecido en el proyecto de reorganización múltiple, se emitieron nuevas acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A., lo que ocurrió el 15 de junio de 2001. A dicha fecha, dada la aplicación de la relación de reparto y canje de las nuevas acciones y el tratamiento a las fracciones resultantes de ello, se entregaron 356 770 987 acciones, de las cuales 138 765 603 fueron acciones de Clase A-1 y 218 005 384 de Clase B. Cabe señalar que no se emitieron acciones de Clase C, las que en estricta aplicación del Estatuto Social fueron convertidas en acciones de Clase B y entregadas a sus respectivos titulares, dado que los mismos a la fecha de canje no tenían la condición de trabajadores de Telefónica Móviles Perú Holding S.A.A.

La escisión llevada a cabo determinó que se replicara en Telefónica Móviles Perú Holding S.A.A. la composición accionaria de Telefónica del Perú S.A.A. al 15 de junio de 2001 -con la excepción descrita, acciones de Clase C y la participación de las empresas del Grupo en la misma, en virtud de los pactos de atribución subjetiva por las que éstas optaron-, habiendo los accionistas de la segunda accedido a acciones de la primera, de acuerdo a la relación de canje y reparto aprobada.

El 5 de noviembre de 2001, la Junta General de Accionistas, previo pronunciamiento de las Juntas Especiales de Accionistas de Clase A- y B, aprobó la unificación de clases de acciones. Dicha unificación se dio a través de la conversión de las acciones de Clase A-1 en acciones de Clase B y la modificación de la nomenclatura de éstas por la de acciones comunes de Telefónica Móviles Perú Holding S.A.A. Ello ha determinado que el capital social actual de Telefónica Móviles Perú Holding S.A.A. esté representado por 356 770 987 acciones comunes de un valor nominal de S/. 1,00 cada una.

Grupo económico

Telefónica Móviles Perú Holding S.A.A. pertenece al Grupo Económico de Telefónica, S.A., empresa española dedicada al negocio de telecomunicaciones. El Grupo Económico Telefónica ésta conformado por:

- Telefónica, S.A.;
- las cabeceras de Grupo de las líneas de negocio explotadas por empresas locales (Telefónica, S.A., Telefónica de España S.A., Telefónica Móviles, S.A., Terra Networks S.A., Telefónica de Contenidos S.A., Telefónica Publicidad e Información S.A., Atento NV, Telefónica Internacional S.A., Latin America Cellular Holding BV);
- las empresas locales controladas directa e indirectamente por Telefónica, S.A. (Telefónica Perú Holding S.A.C., Telefónica del Perú S.A.A., Telefónica Empresas Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Telefónica Publicidad e Información Perú S.A.C., Teleatento del Perú S.A.C., Telefónica Gestión de Servicios Compartidos Perú S.A.C. y Terra Networks S.A.); y
- las filiales de dichas empresas (Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C. , Transporte Urgente de Mensajería S.A.C, Telefónica Servicios Digitales S.A.C, Telefónica Soluciones Globales Holding S.A.C, Telefónica Servicios Integrados S.A.C, Telefónica Servicios Comerciales S.A.C, Servicios Globales de Telecomunicaciones S.A.C, Telefónica Servicios Técnicos S.A.C, Zeleris S.A.C, Media Networks S.A.C, Telefónica Centros de Cobro S.A.C, Telefónica Móviles S.A.C., Telefónica Mobile Solutions del Perú S.A.C, Comunicaciones Móviles del Perú S.A. y Antena 3 Producciones S.A.).

A continuación se presenta el objeto social de algunas de las empresas que constituyen el grupo económico de Telefónica:

Telefónica Móviles S.A.C. tiene por objeto social principal la explotación y prestación directa e indirecta de servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite y, en general, de toda clase de servicios de telecomunicaciones.

Telefónica del Perú S.A.A. tiene por objeto social explotar y prestar toda clase de servicios de telecomunicaciones. Puede para ello, dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión, administración y cualquier otra actividad vinculada con líneas satélites, equipos y sistemas.

Telefónica Empresas Perú S.A.A. tiene por objeto social prestar servicios de portador local y portador de larga distancia nacional e internacional, prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos pro paquetes y servicios multimedia. Asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.

Telefónica Multimedia S.A.C. tiene por objeto social la prestación de servicios de televisión por cable.

Transporte Urgente de Mensajería S.A.C. tiene por objeto principal la prestación de servicios de mensajería local, nacional e internacional, servicio de recojo y entrega, servicios especiales de mensajería y administración de correo electrónico, entre otros.

Telefónica Servicios Comerciales S.A.C. tiene por objeto principal la comercialización de toda clase de bienes y servicios vinculados con las telecomunicaciones.

Telefónica Servicios Digitales S.A.C. tiene por objeto social la conversión y procesamiento de imágenes documentarias, así como la consulta electrónica de imágenes convertidas y almacenadas.

Servicios Editoriales del Perú S.A.C. tiene por objeto social la edición, diagramación, impresión, distribución y todas las demás actividades vinculadas con la producción de publicaciones e impresiones de diversa índole, así como la venta de publicidad en los

medios que produzca o en los que produzcan terceros, incluyendo entre tales a la televisión cerrada o abierta, radio, paneles y cualquier otro medio de publicidad masiva.

Telefónica Publicidad e Información Perú S.A.C. tiene por objeto social la edición y comercialización de directorios, contenidos de información y servicios publicitarios en diferentes soportes: páginas blancas y páginas amarillas en soporte papel y soporte electrónico, y en general, toda clase de servicios de telecomunicaciones. Para tal efecto, puede dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión administración y cualquier otra actividad vinculada a líneas, satélites, sistemas, incluyendo base de datos software e infraestructuras.

Comunicaciones Móviles del Perú S.A. tiene por objeto social dedicarse a la prestación de servicios de comunicaciones, telecomunicaciones, servicio de distribución de radiodifusión por cable u otros medios, radiofonía, telefonía y a todas las actividades relacionadas con estos servicios, bien sea por cuenta propia o por cuenta y encargo de terceros; a la importación, distribución, alquiler, compra, venta de los equipos e instalaciones necesarios para estos servicios; así como dedicarse al ejercicio de actividades conexas a las anteriormente indicadas.

Estructura de filiales

En mérito al proceso de reorganización múltiple acordado por las Juntas generales de Accionistas de Telefónica del Perú S.A.A. y Telefónica Móviles Perú Holding S.A.A. con fecha 26 de diciembre de 2000, la primera escindió a favor de la segunda el bloque patrimonial conformado por las inversiones (acciones comunes representativas de capital social) de su propiedad en Telefónica Móviles S.A.C., concesionaria del servicio de telefonía móvil celular. Como consecuencia de ello, a partir del 1 de enero de 2001 –fecha de entrada en vigencia de la escisión- Telefónica Móviles Perú Holding S.A.A. pasó a ser titular del 99.99% de las acciones representativas del capital social de Telefónica Móviles S.A.C.

Hechos relevantes

A continuación se detallan los aspectos más relevantes ocurridos en el ejercicio 2004

26 de marzo. Se realizó en primera convocatoria la Junta Obligatoria Anual de Accionistas, la misma que aprobó la memoria anual, gestión social y resultados económicos individuales y consolidados del 2003. Asimismo, dispuso que el íntegro de las utilidades netas correspondientes al ejercicio 2003 se mantuviera en la cuenta de Resultados Acumulados para su posterior aplicación, fijó la retribución de los directores para el año 2004 y delegó en el Directorio la designación de los auditores externos.

21 de julio. La Junta General de Accionistas de Telefónica Móviles S.A.C. – sociedad cuyo accionista mayoritario es Telefónica Móviles Perú Holding S.A.A.- acordó:

a. Autorizar la emisión de bonos e instrumentos de corto plazo hasta por un monto de US$400 millones y US$ 150 millones en circulación, respectivamente, sin que el principal de la deuda proveniente de la emisión de ambos valores, en forma conjunta, pudiera exceder de US$ 500 millones en circulación o su equivalente en moneda nacional o extranjera y
b. Delegar facultades en el Directorio para efectos de la determinación de las condiciones de tales emisiones.

En virtud de la delegación conferida, en la misma fecha el Directorio de Telefónica Móviles S.A.C. autorizó la emisión de:

a. Bonos hasta por la suma de US$ 200 millones en circulación y
b. Papeles comerciales hasta por la suma de US$ 100 millones en circulación; o su equivalente en moneda nacional o extranjera.

Dichos instrumentos podrán ser colocados en el mercado nacional y negociados en la Bolsa de Valores de Lima o en cualquier otro mecanismo centralizado de negociación del Perú, a través de una o más ofertas primarias, sea dentro o fuera de programas, en Nuevos Soles o Dólares de los Estados Unidos de América, en uno o varios tramos, considerando los límites establecidos por la Junta General de Accionistas.

29 de Setiembre. En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, el Directorio ratificó a Deloitte & Touche S.R.L. como auditor externo para el ejercicio 2004.

28 de Octubre. Telefónica Móviles S.A., accionista mayoritario de Telefónica Móviles Perú Holding S.A.A. cerró la adquisición de la operadora de telefonía móvil de Bellsouth en Perú.

Tratamiento tributario

La empresa se encuentra sujeta al régimen tributario vigente. En este sentido determina su Impuesto a la Renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por Decreto Supremo N° 054-99-EF, sus normas modificatorias y reglamentarias.

Procesos legales

A la fecha, Telefónica Móviles Perú Holding S.A.A. no es parte en ningún proceso judicial, administrativo o arbitral, por lo que no existe riesgo que la posición financiera de la compañía o el resultado de sus operaciones se vea afectada por este concepto.

Capital intelectual

Composición del Directorio al 31 de Diciembre de 2004

Directores Titulares	**Directores Alternos**
Javier Nadal Ariño	
Juan Revilla Vergara	
Félix Ivorra Cano	Antonio Amadeo Melguizo Alvaro
José Molés Valenzuela	César Augusto Linares Rosas
Fernando Abella García	Maurizio Falá
José Javier Manzanares Gutiérrez	Séneca Gustavo de la Puente Estremadoyro

Parentesco

No existe parentesco alguno entre los miembros que conforman el Directorio de la Sociedad ni la Plana Gerencial.

Renuncias

No se ha producido renuncia de algún miembro del directorio durante el ejercicio 2004.

Remuneraciones

El monto total de las remuneraciones de los funcionarios del directorio, seis directores titulares y cuatro alternos, equivale al 0,024% de los ingresos brutos de la Sociedad en el año 2004.

Currícula de los miembros del directorio

Reseña de la currícula de los miembros titulares del Directorio de Telefónica Móviles Perú Holding S.A.A. al 31 de diciembre de 2004

Javier Nadal Ariño, es Presidente del Directorio de Telefónica Móviles Perú Holding S.A.A. desde enero de 2003. Actualmente es Director General de Relaciones

Institucionales y Fundación de Telefónica de España. Anteriormente, entre enero de 2003 y diciembre de 2004 se desempeñó como Presidente Ejecutivo de Telefónica del Perú S.A.A.. Asimismo,; entre noviembre de 2002 y enero de 2003; ocupó el cargo de Director General Adjunto de Regulación Corporat iva de Telefónica S.A.
Entre 1995 y 1997 fue Presidente de Telefónica de Argentina. Anteriormente desarrolló su actividad profesional en la administración española como Director General de Telecomunicaciones entre 1985 y 1995, período durante el cual también ejerció como delegado del gobierno en Telefónica. Fue Presidente de Retevisión entre 1989 y 1994.
También ha ejercido su actividad profesional en el sector industrial en Telettra Española en Milán (Italia) y Torrejón de Ardoz entre 1972 y 1977, y ha colaborado, como experto, en el Programa de Ayuda al Desarrollo de Naciones Unidas en Latinoamérica. El Sr. Nadal es Ingeniero de Telecomunicación por la Universidad Politécnica de Madrid y tiene un Diplomado de estudios avanzados en Ciencias Políticas y Sociología por la Universidad Complutense de Madrid.

Juan Revilla Vergara, es director de Telefónica Móviles Perú Holding S.A.A. desde enero de 2003. Actualmente es Director Gerente General de Telefónica del Perú S.A.A. Anteriormente entre marzo de 2001 y enero de 2003 ocupó el cargo de Subdirector General de Compras Corporativas del grupo Telefónica.

Entre 1998 y febrero de 2001, ocupó el cargo de Vicepresidente de Administración y Finanzas de TELESP , en Brasil. Fue Vicepresidente de Control de Telefónica del Perú entre 1995 y 1998. También ha desarrollado parte de su carrera profesional como analista senior responsable de las emisiones (renta fija y renta variable) en la Comisión Nacional del Mercado de Valores de España. El Sr. Revilla es Licenciado en Administración de Empresas por la Universidad del Pacífico de Lima.

Felix Pablo Ivorra Cano es Ingeniero Superior de Telecomunicación por la ETSI de Madrid y licenciado en Administración de Empresas por ICADE. Ingresó en el Centro de Investigación y Estudios de Telefónica recién terminada su carrera de ingeniero. Desde entonces ha desarrollado todo su labor profesional en esta compañía, ocupando sucesivamente cargos en las áreas de Especificaciones Técnicas, Planificación de Red, Planificación Comercial y Subdirector General de Comunicaciones de Empresa. En esta etapa participó en el desarrollo de nuevos Servicios de Telefónica como la red Ibercom, para comunicaciones digitales, la red Uno y los servicios de Red Inteligente, así como el proceso de liberalización de terminales telefónicos y telemáticos.

A partir de 1993 formó parte como Director General del equipo que fundó y desarrollo Telefónica Móviles. En esta empresa ocupó sucesivamente los cargos de Director General Comercial y Director General de Desarrollo del Negocio.

A partir de 1998 fue Director General de las Operaciones de Telefónica Móviles en Brasil. En la actualidad es Presidente del Consejo de la empresa VIVO en Brasil.

José Pascual Molés Valenzuela es Director General de Telefónica Móviles México. Ha sido Director General de Telefónica Móvil de Chile y Director General de Radiollamada (Argentina) y de Telefónica Comunicaciones Personales (Argentina) en 1994 y 1995, respectivamente. En 1997 se desempeñó como Director General en Celular - CRT (Brasil) y ha sido Director Técnico y Director de la División de Móviles en Startel (Argentina). El señor Molés es ingeniero industrial con especialidad en electrónica y automática y tiene un master en Dirección de Empresas.

Fernando Abella García es Director de Telefónica Móviles Perú Holding S.A.A. desde el 5 de noviembre de 2001. En la actualidad es Director de División Seguimiento de Operaciones de Telefónica Móviles, S.A. Fue Vicepresidente de Finanzas, Planificación y Control hasta febrero de 2004, en el Joint Venture entre Portugal Telecom y Telefonica Celular (VIVO), entre otros. Ha ocupado diversos puestos en empresas del Grupo, en particular en la línea de negocio de móviles. Es licenciado en ciencias económicas y empresariales por la Universidad de Valladolid, España y tiene un master en Administración de Empresas por el IE, Instituto de Empresa, Madrid España.

Javier Manzanares Gutiérrez ingresó al Grupo Telefónica en 1988, en el Area de Servicios Móviles. Inició sus funciones en Telefónica del Perú en enero de 1995 como responsable de la gestión del negocio de TV Cable (Cable Mágico) y en 1996 fue nombrado Gerente General de Telefónica Multimedia. En febrero de 1999 fue promovido al cargo de Gerente Central Media, donde dirige los negocios de Televisión por Cable, Páginas Amarillas y Nuevos Negocios.

Desde Enero de 2000 es Director Gerente General de Telefónica Móviles S.A.C. (Perú) y Gerente General de Telefónica Móviles Perú Holding hasta la actualidad. Es Licenciado en Ciencias Económicas y Empresariales por la Universidad Autónoma de Madrid.

Alta dirección y ejecutivos

La Plana Gerencial está constituida únicamente por el Gerente General, señor Javier Manzanares Gutiérrez, aspecto que no ha variado desde la constitución de la empresa.

Análisis y discusión de los resultados

El 1ro. de enero del 2001, el Grupo Telefónica del Perú hizo efectivo el proceso de segregación de los negocios de Servicios Móviles, Data y Guías Telefónicas. En virtud de este proceso que se inició en noviembre del 2000, se crearon las compañías Telefónica Móviles Perú Holding S.A.A., y Telefónica Empresas Perú S.A.A. (antes Telefónica Data Perú S.A.A.) y en diciembre del 2000 se creó Telefónica Publicidad e Información Perú S.A.C. mediante un proceso de reorganización simple. Como resultado de la reorganización múltiple de Telefónica, los activos y pasivos que corresponden a la línea de negocio actual de Telefónica Empresas Perú S.A.A. (antes Telefónica Data Perú S.A.A) y Telefónica Móviles S.A.C. (en adelante Telefónica Móviles) no forman parte de los activos y pasivos de Telefónica del Perú. S.A.A. Asimismo, los ingresos y gastos del negocio de móviles no forman parte de los ingresos y gastos de Telefónica del Perú S.A.A.

Los resultados de Telefónica Móviles Perú Holding S.A.A. al ser titular del 99,99 % de las acciones representativas del capital social de Telefónica Móviles S.A.C. reflejan los resultados de esta última.
El mercado de telefonía móvil peruano continuó con su crecimiento acelerado y alcanzó al cierre del año 2004 un tamaño estimado de 4,1 millones de clientes. Con ello, la penetración se situó en 14,7% mayor en 4pp. al cierre del año anterior. Cabe destacar que el incremento de clientes al cierre 2004 fue 1,9 veces mayor al registrado en el 2003, lo que reflejó un aumento de la actividad comercial en el sector de telefonía móvil.
En este contexto Telefónica Móviles S.A.C. cerró el año con 2 124 776 abonados, lo que representó un incremento del 41% respecto al cierre del año anterior y un aumento de 0.5 p.p en la participación de mercado que se situó en 51.9%. Telefónica Móviles S.A.C. registró una disminución de 0,6% de sus ingresos con respecto al año 2003 al alcanzar los S/.1 010 millones. Asimismo, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) de S/. 291 millones registró una reducción de 21,3% situándose el margen en 29%, como producto del incremento de la actividad comercial registrado durante el año 2004.

Estado de Resultados

Los ingresos operativos alcanzaron S/. 4 389 miles al cierre del 2004 mostrando un reducción del 92,8%, respecto del cierre del año anterior, en función de la evolución de la utilidad neta de su subsidiaria Telefónica Móviles S.A.C.

Los gastos de gestión al cierre del 2004 alcanzaron la suma de S/. 264 miles, menores en 0,4% a los registrados en el año 2003.

Considerando que los gastos de gestión fueron mínimos, el Resultado Operativo totalizó S/. 4 125 miles, menor en 93.2% respecto del cierre del 2003, y un margen de 94.0%.
El Resultado no Operativo fue de S/.66 mil por lo que la Utilidad Neta ascendió a S/. 4 186 miles, menor en 93% con respecto al cierre del 2003.

Balance General

El activo está compuesto principalmente por las inversiones, las cuales totalizaron S/. 941 millones, siendo 5,8 % menores a las registradas al cierre del año 2003 (S/. 999 millones). Esta reducción se debe a ajustes producto de la revisión del valor contable de los activos netos recibidos de Telefónica del Perú S.A.A.

Al cierre del año 2004, el patrimonio neto totalizó S/. 939 millones, menor en S/. 58 millones al registrado al cierre del 2003.

Estado de Resultados ajustados a Soles (000) al 31 de diciembre del 2004

	2003	2004	%Var. A/A
Ingresos Operativos	60 607	4 389	-92,8%
Gastos Operativos			
Servicios prestados por terceros	1	29	--
Cargas diversas de gestión	264	235	-11,1%
Total gastos operativos	265	264	-0,4%
Utilidad de operación	60 342	4 125	-93,2%
EBITDA	60 342	4 125	-93,2%
Resultado no operacional			
Otros ingresos-gastos netos	(162)	0	-100,0%
Corrección monetaria (REI)	19	66	247,4%
Resultado no operacional	(143)	66	-146,3%
Utilidad Neta	60 199	4 186	-93,0%

Responsable de la información financiera

Se deja constancia que desde la constitución de la empresa no se ha producido la renuncia ni la destitución del responsable de la elaboración y revisión de la información financiera de la sociedad, que es el actual Gerente General Sr. Javier Manzanares Gutiérrez.

El Directorio ratificó a Deloitte & Touche S.R.L. como auditor externo para el ejercicio 2004. En igual sentido, se deja constancia que los auditores externos no han emitido opinión, con salvedad o negativa, respecto de los estados financieros de la Sociedad o de las personas sobre las que ésta ejerce el control.

Telefónica Móviles Perú Holding S.A.A. y sus accionistas

Estructura de la propiedad

Al 31 de diciembre de 2004, el capital social de Telefónica Móviles Perú Holding S.A.A. es de S/. 356 770 987,00, conforme fuera aprobado por la Junta General de Accionistas celebrada el 26 de diciembre de 2001, el mismo que se encuentra íntegramente suscrito y pagado. Dicho capital se encuentra representado por 356 770 987 acciones comunes de un Nuevo Sol cada una.
En noviembre de 2002 se realizó la unificación de las clases de acciones y su conversión en acciones comunes, de acuerdo con lo aprobado por la Junta General de Accionistas,. Estas últimas pasaron a representar el 100% del capital social.

Del total de acciones de Telefónica Móviles Perú Holding, Telefónica Móviles S.A. posee el 97,97%. Por su parte Telefónica S.A. posee el 0,14% del capital social y Telefónica del Perú S.A.A. el 0,0001% de las acciones, siendo el resto de titularidad de los accionistas minoritarios.

Las acciones de Telefónica Móviles Perú Holding S.A.A. son negociadas en la Bolsa de Valores de Lima, bajo la siguiente denominación: TMOVILC1, cuyo valor nominal es de S/. 1.00 cada una.

Distribución accionaria

A continuación se muestra la distribución accionaria al cierre del ejercicio:

	2004
Telefónica Móviles, S.A.	97,97%
Telefónica, S.A.	0,14%
Telefónica del Perú S.A.	0,0001%
Accionistas minoritarios	1,8898%

Al 31 de diciembre de 2004, la participación de los primeros 10 accionistas fue la siguiente:

Accionista	Participación
1er. (*)	97,9705%
2do.	0,1888%
3ro. (**)	0,1396%
4to.	0,1238%
5to.	0,0975%
6to.	0,0477%
7mo.	0,0412%
8vo.	0,0344%
9no.	0,0270%
10mo.	0,0208%

Fuente: Propia empresa

(*) Telefónica Móviles, S.A. pertenece al Grupo Económico de Telefónica, S.A., empresa constituida en España.
(**) Telefónica, S.A empresa constituida en España.

Mientras que la tenencia de acciones es la siguiente:

Tenencia	Número de Accionistas	Porcentaje de participación
Menor al 1%	88 331	2,03%
Entre el 1% - 5%	-	-
Entre 5% - 10%	-	-
Mayor al 10%	1	97,97%
Total	88 332	100,00%

Acción de Telefónica Móviles Perú Holding S.A.A.

Durante el año 2004, el mercado accionario mundial experimentó un incremento, aunque no de la magnitud del año 2003. La incertidumbre respecto a las elecciones en EEUU, unida al alza en el precio del petróleo impidieron un mejor desempeño de las acciones. Tan es así que la mayoría de la mejora en el desempeño en los índices accionarios se

registró hacia el final del año, luego de la parcial caída en el precio del petróleo y las elecciones en EEUU.

El mercado accionario de América Latina tuvo un desempeño superior que el de las economías desarrolladas beneficiándose de los altos precios de los commodities, el incremento gradual en tasas de interés y la estabilidad económica de la región. Esto significó una mejora en el rendimiento de sus activos (tanto bonos como acciones). Así, mientras el índice accionario de la bolsa de EEUU se incrementó en 9%, las bolsas de América Latina experimentaron, en promedio, un crecimiento de 46%. El índice General de la Bolsa de Valores de Lima registró un crecimiento ligeramente superior al promedio (47%).

Cotización de la acción de Telefónica Móviles Holding en la Bolsa de Valores de Lima.

	Ene-04	Feb-04	Mar-04	Abr-04	May-04	Jun-04	Jul-04	Ago-04	Sep-04	Oct-04	Nov-04	Dic-04
Apertura	1,40	1,42	1,44	1,60	1,20	1,24	1,51	1,89	1,90	2,23	2,65	2,65
Máxima	1,55	1,42	1,60	1,60	1,21	1,50	1,90	1,89	2,01	2,86	2,80	2,65
Mínima	1,35	1,42	1,44	1,60	1,12	1,24	1,51	1,83	1,90	2,16	2,65	2,20
Cierre	1,37	1,42	1,60	1,60	1,21	1,50	1,90	1,83	2,01	2,85	2,67	2,52
Promedio	1,49	1,41	1,56	1,59	1,18	1,40	1,80	1,83	1,97	2,56	2,70	2,38

Fuente: Bolsa de Valores de Lima

La rentabilidad de la acción fue de 80%, superior a la del Indice General de la Bolsa de Valores de Lima y mayor a la obtenida en el año 2003 de 8.3%.

Evolución del volumen negociado y precio de la acción de Telefónica Móviles Holding.


45
40
35
30
25
20
15
10
5
-
Acciones (000)
Volumen
Precio
3,5
3,0
2,5
2,0
1,5
1,0
0,5
-
S/.
Ene-04 Feb-04 Mar-04 Abr-04 May-04 Jun-04 Jul-04 Ago-04 Sep-04 Oct-04 Nov-04 Dic-04

Capitalización Bursátil

Al cierre del año 2004, la capitalización bursátil de Telefónica Móviles Holding ascendió a S/. 899 millones, lo que representó un incremento de 80% en comparación con el año 2003 y llegó a significar cerca del 1% de la capitalización bursátil de la Bolsa de Valores de Lima.

Dividendos

La compañía tiene como política pagar dividendos hasta un máximo de 50% de la utilidad neta, luego de descontar la reserva legal (10%). Dicho dividendo se entrega en dos partes, un adelanto y el saldo final, luego de terminado el ejercicio y de ser aprobado dicho pago en la Junta General de Accionistas.

El 26 de marzo se realizó la Junta General de Accionistas, dispuso que el íntegro de las utilidades netas correspondientes al ejercicio 2003, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos.

Cuestionario Gobierno Corporativo

PRIMERA SECCIÓN

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
1. No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente. (Principio I.C.1, segundo párrafo)					X	En las agendas de Directorio y Junta General de Accionistas se establece de manera precisa los puntos a tratar. En el caso de las Juntas Generales de Accionistas se pone a disposición de los mismos conjuntamente con la convocatoria las mociones a ser materia de discusión

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
2. El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas. (Principio I.C.1, tercer párrafo)					X	El lugar de celebración de las Juntas Generales se fija en la sede social de la sociedad.
3. Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable. (Principio I.C.2)					X	A la fecha el directorio no ha denegado solicitudes para la introducción de puntos a debatir en la agenda de las Juntas Generales
4. El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe. (Principio I.C.4.i)					X	El estatuto social no establece limitaciones a la facultad de los accionistas a hacerse representar por la persona que designe.
5. Es recomendable que la sociedad					X	Todas las

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión. (Principio II.A.1, tercer párrafo)						acciones emitidas por la sociedad otorgan derecho a voto.
6. Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma. (Principio II.B) La vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico, aprobado por Resolución CONASEV N° 722-97-EF/94.10 y en posteriores disposiciones de carácter general, que al respecto dicte CONASEV. Los accionistas principales son aquellas			X			El actual Directorio está conformado por directores con prestigio profesional que se encuentran vinculados con la administración de la sociedad y con los accionistas principales.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la sociedad emisora.						
7. Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor. (Principio IV.C, segundo, tercer y cuarto					X	La sociedad mantiene la independencia del auditor externo, observando la norma de Sarbanes-Oxley en dicho extremo. El directorio tiene establecida una relación de carácter estable y profesional con el auditor externo, con estricto respeto de su independencia.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
párrafo)						
8. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto. (Principio IV. D.2)					X	En la memoria anual se establece la persona responsable de atender los diversos pedidos de información solicitados por accionistas, inversionistas o grupos de interés.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
9. Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma. (Principio IV.D.3)				X		Se ha adoptado a nivel del Grupo Telefónica Directivas relativas a la Información Reservada de la Sociedad.
10. La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia. (Principio IV.F, primer párrafo)					X	La auditoría interna es llevada por la Gerencia Central de Control cuya función es auditar a todas las empresas que conforman el Grupo Telefónica en el Perú.
11. El Directorio debe realizar ciertas				X		El Directorio de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones. (Principio V.D.1)						la Sociedad tiene a su cargo el establecimiento de la estrategia corporativa y los lineamientos generales del negocio. El Marco General de apoderamientos permite al Directorio llevar un control de los principales gastos, inversiones, adquisiciones y enajenaciones de la sociedad.
12. El Directorio debe realizar ciertas funciones claves, a saber: Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución. (Principio V.D.2)				X		El Directorio tiene dentro de sus funciones el seleccionar y sustituir a los ejecutivos principales de la sociedad.
13. El Directorio debe realizar ciertas funciones claves, a saber:				X		La evaluación de las remuneraciones

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente. (Principio V.D.3)						de los ejecutivos principales y miembros del directorio son realizadas siguiendo políticas corporativas.
14. El Directorio debe realizar ciertas funciones claves, a saber: Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. (Principio V.D.4)				X		Las normativas internas de control aplicables al Grupo Telefónica permiten realizar un seguimiento adecuado de los posibles conflictos de intereses entre la administración, miembros de Directorio y los accionistas.
15. El Directorio debe realizar ciertas funciones claves, a saber: Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los					X	Los Resultados financieros de la sociedad, debidamente auditados por la auditora externa, son materia de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley. (Principio V.D.5)						una revisión exhaustiva por parte del Directorio. Asimismo, se lleva un adecuado control de la independencia de la firma auditora a través de la observancia de la Ley Sarbanes-Oxley.
16. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. (Principio V.D.6)			X			El Directorio tiene a su cargo la supervisión de las políticas generales de la sociedad.
17. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la política de información. (Principio V.D.7)				X		El Directorio de la sociedad ha aprobado normativa de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
						comunicación de información a los mercados, recayendo en el mismo funciones relacionadas con la definición de reserva de la información

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
18. El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses. (Principio V.E.1.)				X		A la fecha no se ha designado órganos especiales en la sociedad. Sin embargo, el Directorio tiene facultados para su conformación.
19. El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas. (Principio V.E.3)					X	El Directorio actual está conformado por 6 miembros titulares, lo cual garantiza la pluralidad de opiniones al interior del mismo.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
20. La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos. (Principio V.F, segundo párrafo)					X	Los asuntos a tratar en las sesiones de Directorios son puestas a disposición de los directores conjuntamente con la Agenda dentro del plazo establecido en el estatuto social
21. Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones. (Principio V.F., tercer párrafo)				X		La contratación de servicios de asesoría especializada es realizada de acuerdo al Marco General de apoderamientos que establece la autorización del directorio para la contratación de servicios dependiendo del monto involucrado.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
22. Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad. (Principio V.H.1)				X		Los directores son instruidos adecuadamente con oportunidad de su nombramiento con respecto a sus facultades y responsabilidades, incluyendo la estructura de la sociedad y del Grupo Económico al cual pertenece.
23. Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto. (Principio V.H.3)					X	El Estatuto Social establece de manera detallada el procedimiento a seguir en caso de vacancia de uno o más directores, procedimiento que es seguido por el Directorio.
24. Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el				X		El Estatuto Social delimita de manera adecuada las

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos. (Principio V.I, primer párrafo)						funciones del Directorio y del Gerente General. No existe la figura de Presidente Ejecutivo en la sociedad.
25. La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales. (Principio V.I, segundo párrafo)				X		Se encuentran delimitadas las funciones del Presidente del Directorio y del Gerente General de la sociedad.
26. Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas. (Principio V.I.5.)					X	Se ha establecido que parte de la retribución de la Gerencia esté fijada en función a los resultados de la empresa.

Fuentes de información

OFICINA PRINCIPAL

Telefónica Móviles Perú Holding S.A.A.

Dirección: Av. Juan de Arona 786, Piso 10, San Isidro

Teléfono: 9981-8930 / 9981-8940

Fax: 221-3089

INFORMACIÓN FINANCIERA

Telefónica Móviles Perú Holding S.A.A.

Dirección: Av. Juan de Arona 786, Piso 10, San Isidro

Teléfono: 9981-8930 / 9981-8940

Fax: 221-3089

Responsable: Sr. César Linares Rosas

E-mail : clinares@tp.com.pe

Homepage: http://www.telefonica.com.pe/c_moviles.shtml

INFORMACIÓN DE MERCADO

Bolsa de Valores de Lima

Dirección: Jr. Miro Quesada 127, Lima

Teléfono: 619-3333

Fax: 619-3359

Homepage: http://www.bvl.com.pe

Cavali ICLV

Dirección: Pasaje Acuña 106, Lima

Teléfono: 311-2200

Fax: 311-2214

Homepage: http://www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores – CONASEV
Dirección: Av.Santa Cruz 315 - Miraflores, LIMA 18, PERU
Teléfono: 6106300
Homepage: http://www.conasev.gob.pe

Departamento de valores
Dirección: Av. Arequipa 1155 4° piso , Santa Beatriz
Lima 1-Perú
Teléfono: 210-1181
Fax: 4704125
Responsable: Sr. Miguel Vilchez :
E-mail: mvilchez@tp.com.pe
Homepage: http://www.telefonica.com.pe/empresasgrupo/accionista/accionista.html